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Securities and Exchange Commis
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AUG 2 8 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5 ⅗⁄
PART III

SEC FILE NUMBER

8- 07541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/17___ AND ENDING___06/30/18___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dorsey & Company Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier St

(No. and Street)

| **New Orleans** | **LA** | **70130** |
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A Thompson   (504) 592-3266

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUSHNER LAGRAIZE, LLC

(Name – *if individual, state last, first, middle name*)

| 3330 WEST ESPLANADE AVE SUITE 100 **METAIRIE** | **LA** | **70002** |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RAYMOND A THOMPSON _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Dorsey & Company Inc. _____ , as

of JUNE 30 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

Signature

SENIOR VP / COO / CCO
_____
Title

_____
Notary Public
LA Bar # 17943

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER*, CPA, CRFAC
WILSON A. LaGRAIZE, JR., CPA/CFF, CRFAC
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Dorsey & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dorsey & Company, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dorsey & Company, Inc. for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Dorsey & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dorsey & Company, Inc.'s management is responsible for Dorsey & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of checks and the related SIPC forms, noting no differences.

2. Compared the Total Revenue amount on the Annual Audited Report Form X-17A-5 III for the year ended June 30, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by Dorsey & Company, Inc., including the general ledger and transaction detail, noting no adjustments reported in either Form SPIC-7 or supporting working papers.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the transaction detail supporting the adjustments, noting no differences.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002


CPAMERICA
INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SPIC-7 on which it was originally computed as there was no such overpayment amount stated on Form SPIC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kushner LaGraize, LLC

Metairie, Louisiana
August 28, 2018



DORSEY & COMPANY INC.

WEALTH MANAGEMENT • INVESTMENTS

FINANCIAL STATEMENTS

June 30, 2018

DORSEY & COMPANY, INC.

TABLE OF CONTENTS
June 30, 2018



Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER*, CPA, CRFAC
WILSON A. LaGRAIZE, JR., CPA/CFF, CRFAC
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dorsey & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2018, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended and the related notes and schedules collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002


CPAMERICA
INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

Supplemental Information

The supplemental information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Metairie, Louisiana
August 28, 2018

DORSEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS

	2018
ASSETS	
Cash and cash equivalents	$ 388,221
Deposits held by clearing broker, restricted	50,544
Receivable from clearing broker	1,139,565
Securities owned, held at clearing broker, at fair value	932,627
Property and equipment, net of accumulated depreciation of $150,876	37,129
Other assets	32,433
TOTAL ASSETS	**$ 2,580,519**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 959,519
TOTAL LIABILITIES	959,519
STOCKHOLDERS' EQUITY	
Common stock – $1 par value, authorized – 200,000 shares each Class A and Class B, issued – 51,450 shares Class A and 3,780 shares Class B	55,230
Additional paid-in capital	297,306
Retained earnings	1,936,371
Treasury stock, at cost – 48,550 shares	(667,907)
TOTAL STOCKHOLDERS' EQUITY	1,621,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,580,519

DORSEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended June 30, 2018

	2018
REVENUES	
Net dealer inventory and investment gains	$ 1,714,718
Investment advisory fees	2,630,126
Commission income	326,793
Interest and dividends	63,159
Other income	939,483
TOTAL REVENUES	5,674,279
EXPENSES	
Employee compensation and benefits	4,478,984
Brokerage commissions and fees	69,867
Occupancy	90,567
Other operating and general and administrative expenses	888,218
TOTAL EXPENSES	5,527,636
INCOME BEFORE INCOME TAX EXPENSE	146,643
INCOME TAX EXPENSE	33,439
NET INCOME	$ 113,204

The accompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2018

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
	Class A	Class B				
Balance - June 30, 2017	$ 51,450	$ 3,680	$ 294,496	$ 1,923,167	$ (667,907)	$ 1,604,886
Net Income	-	-	-	113,204	-	113,204
Stock Issuance	-	100	2,810	-	-	2,910
Dividends to Stockholders	-	-	-	(100,000)	-	(100,000)
Balance - June 30, 2018	$ 51,450	$ 3,780	$ 297,306	$ 1,936,371	$ (667,907)	$ 1,621,000

The accompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 113,204
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation and amortization	6,251
Net (increase) decrease in operating assets:	
Deposits held by clearing broker, restricted	2,206
Accounts receivable investment advisory fee	59,871
Receivable from clearing broker	274,437
Securities owned, held at clearing broker	(400,531)
Other assets	(21,771)
Net increase in operating liabilities:	
Accounts payable and accrued liabilities	350,567
NET CASH PROVIDED BY OPERATING ACTIVITIES	384,234
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(100,000)
Stock issuance	2,910
NET CASH USED IN FINANCING ACTIVITIES	(97,090)
NET INCREASE IN CASH AND CASH EQUIVALENTS	287,144
CASH AND CASH EQUIVALENTS	
AT BEGINNING OF YEAR	101,077
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 388,221
SUPPLEMENTAL DISCLOSURES OF	
CASH FLOW INFORMATION:	
Interest paid during the year	$ 32,244

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Dorsey & Company, Inc. (the Company) operates from its office in New Orleans, Louisiana, as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a non-clearing broker under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) which provides an exemption from certain requirements of the Customer Protection Rule by requiring that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. As such, the Company has an agreement with a third-party clearing organization to clear and carry its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company also operates as a Registered Investment Advisor (RIA) and is registered with the SEC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are carried at fair value with related unrealized gains and losses included in income. Investment advisory fees are billed quarterly in advance and are recognized as earned on a pro-rata basis over the term of the contract.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable differences between the financial statement carrying amounts of existing assets and liabilities

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes - Continued

and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising & Marketing

The Company expenses the costs of advertising and marketing as they are incurred. Advertising and marketing expense totaled $18,509 for the year ended June 30, 2018.

Statement of Liabilities Subordinated to the Claims of General Creditors

The Statement of Liabilities Subordinated to the Claims of General Creditors has been omitted since the Company had no such liabilities as of or during the year ended June 30, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes First Clearing ("FCC") (First Clearing is a trade name used by Wells Fargo Clearing Services, LLC, Member SIPC, a registered broker-dealer and non-bank affiliate of Wells Fargo & Company) as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $50,000. At June 30, 2018, $50,544 of cash and/or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker, plus net deposits of cash and/or securities held at clearing broker.

NOTE 4 – SECURITIES

Securities owned, held at clearing broker, consist of the Company's trading accounts at fair value. These investments as of June 30, 2018, are summarized as follows:

Securities owned, held at clearing broker:	2018
State and municipal bonds, corporate bonds, CD's	$ 928,256
U.S. Equities, Other	4,371
	$ 932,627

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities, debt securities not listed on an exchange, and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2018.

DORSEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
For the Year Ended June 30, 2018

NOTE 4 – SECURITIES - Continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

State and Municipal Bonds, Corporate Bonds, Certificates of Deposit – These securities consist of debt obligations that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

U.S. Equities, Other – These securities are actively traded on a national securities exchange (or reported on the NASDAQ national market), traded over-the-counter (OTC) or are mutual funds and are stated at the last reported sales price on the day of valuation.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2018:

| | ASSETS AT FAIR VALUE AS OF JUNE 30, 2018 | | | |
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, held				
by clearing broker:				
State and municipal bonds	$ -	$ 928,256	$ -	$ 928,256
U.S. equities, other	4,371	-	-	4,371
	$ 4,371	$ 928,256	$ -	$ 932,627

NOTE 5 – PROPERTY AND EQUIPMENT

Components of property and equipment by major classifications at June 30, 2018 were as follows:

	2018
Furniture and fixtures	$ 51,400
Telephone system	36,981
Leasehold improvements	71,670
Computer equipment	27,954
	188,005
Less accumulated depreciation	(150,876)
	$ 37,129

Depreciation charged to operations amounted to $6,251 for the year ended June 30, 2018.

DORSEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
For the Year Ended June 30, 2018

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is generally required to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities) within three business days. The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2018, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. The future minimum lease payments under this operating lease are as follows:

Year Ending June 30,	Amount
2019	71,700
2020	71,700
2021	71,700
Through November 2021	29,875
	$ 244,975

Rent expense under this lease totaled $71,700 for the year ended June 30, 2018.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, in consultation with legal counsel, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

DORSEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
For the Year Ended June 30, 2018

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $304,000 was expensed by the Company for the year ended June 30, 2018.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are required pursuant to a safe harbor exemption applicable to top-heavy plans. Approximately $70,548 was contributed to the plan by the Company for the year ended June 30, 2018.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 to 1.

At June 30, 2018, the Company had Net Capital of $1,498,940 which was $1,248,940 in excess of its required Net Capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .6401 to 1 at June 30, 2018.

NOTE 9 – GUARANTEES

The Company clears all of its securities transactions through First Clearing ("FCC") on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and FCC, FCC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As FCC's right to charge the Company has no maximum amount and applies to all trades executed through FCC, the Company believes there is no maximum amount assignable to this right. At June 30, 2018, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of FCC and all counterparties with which it conducts business.

DORSEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
For the Year Ended June 30, 2018

NOTE 10 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-statement of financial condition risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should FCC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of FCC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. The Company had amounts on deposit in banks at June 30, 2018 of $793,371 which exceeded the federally insured limit by $543,371.

NOTE 11 – INCOME TAXES

Components of income tax expense are as follows for the year ended June 30, 2018:

	2018
Current	$ 33,439
Deferred	-
	$ 33,439

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of tax-exempt income, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the dividends-received deduction. The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns.

NOTE 11 – INCOME TAXES - Continued

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2014 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance at adoption and as of June 30, 2018.

NOTE 12 – STOCKHOLDERS' EQUITY

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one tenth of one vote per share.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company leases office space from a related party as disclosed in Note 6. Rent paid to such related party totaled $71,700 for the year ended June 30, 2018.

NOTE 14 – NEW ACCOUNTING PROUNCEMENTS

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2014-09. Revenue from Contracts with Customers (Topic 606), or ASU 606. ASU 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires the Company to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The original effective date of the guidance would have required the Company to adopt at the beginning of fiscal 2017; however, the FASB approved an optional one-year deferral of the effective date. Additionally, the new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is in the process of evaluating the overall impact this guidance will have on the financial statements; however, the anticipated impact is not expected to be material to the financial statements.

DORSEY & COMPANY, INC.
SUPPLEMENTAL INFORMATION
As of June 30, 2018

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total Stockholders' Equity		$ 1,621,000
Deductions and/or charges:		
Non-Allowable assets:		
Property and equipment, net		(37,129)
Other assets		(32,433)
Net Capital before haircuts on securities positions		1,551,438
Haircuts on securities		(52,498)
Net Capital		$ 1,498,940

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AND AGGREGATE INDEBTEDNESS:

Total Aggregate Indebtedness	$ 959,519	
Computed Net Capital required		
(6 2/3% of Aggregate Indebtedness)	63,968	
Statutory minimum Net Capital requirement	250,000	
Net Capital requirement (greater of computed or statutory amount)		250,000
Excess Net Capital		$ 1,248,940
Excess Net Capital at 1000%		
(Net Capital, less 120% of statutory minimum Net Capital required)		$ 1,198,940
Ratio: Aggregate Indebtedness to Net Capital		.6401 to 1

DORSEY & COMPANY, INC.,
SUPPLEMENTAL INFORMATION
As of June 30, 2018

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION – Continued

There were no material differences between this computation of Net Capital and the corresponding calculation prepared by the Company.

DORSEY & COMPANY, INC.
SUPPLEMENTAL INFORMATION
As of June 30, 2018

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS, INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS,
AND SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing (First Clearing is a trade name used by Wells Fargo Clearing Services, LLC, Member SIPC, a registered broker-dealer and non-bank affiliate of Wells Fargo & Company)



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER*, CPA, CRFAC
WILSON A. LaGRAIZE, JR., CPA/CFF, CRFAC
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Stockholders
Dorsey & Company, Inc.

We have reviewed management's statements, included in the accompanying Dorsey & Company, Inc. Exemption Report, in which (1) Dorsey & Company, Inc. (the Company) identified provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Metairie, Louisiana
August 28, 2018

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPA**MERICA**
INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

DORSEY & COMPANY, INC.
EXEMPTION REPORT

Dorsey & Company Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Dorsey & Company Inc.

I, Raymond A. Thompson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: _____
Raymond A Thompson, SrVP/CCO/COO

DATED: August 8, 2018